Filed Pursuant to Rule 424(b)(3)
Registration No. 333-130857
PROSPECTUS SUPPLEMENT DATED MAY 5, 2006
(To Prospectus Filed March 7, 2006)
3.9375% Convertible Senior Debentures Due 2015
5,105,061 Common Shares
This prospectus supplement, together with the prospectus described above, is to be used by certain holders of the securities referenced above, or by their transferees, pledgees, donees or their successors, in connection with the offer and sale of the securities. This prospectus supplement should be read in conjunction with the prospectus and is qualified by reference to the prospectus, except to the extent that the information contained in this prospectus supplement supersedes the information contained in the prospectus.
SELLING SECURITY HOLDERS
The table included in the section captioned “Selling Security Holders” commencing on page 23 of the prospectus is hereby amended (i) to add a selling security holder and to reflect the debentures, and common stock issuable upon conversion of the debentures, for that selling security holder and (ii) to reflect an additional amount of debentures, and common stock issuable upon conversion of the debentures, for a selling security holder named in the prospectus, as shown below:

				No. of	No. of	No. of
	Amount of	% of		Shares of	Shares of	Shares of
	Debentures	Debentures	Amount of	Common Stock	Common Stock	Common Stock
	Beneficially	Beneficially	Debentures Being	Beneficially	Being	Owned After
Name of Selling Security Holder	Owned ($)	Owned	Offered ($)(a)	Owned(b)(c)	Offered(a)(c)	Offering(a)
CQS Convertible and Quantitative Strategies Master Fund Limited(1)	7,000,000	4.06%	7,000,000	270,161	270,161	0

Loeb Partners Corporation and certain of its wholly owned subsidiaries(d)(2)	650,000	*	650,000	19,236	19,236	0
*	Less than 1%

(a)	Because each selling security holder may sell pursuant to this prospectus all or a portion of the offered debentures, and common stock issuable upon conversion of the debentures, we cannot know or estimate number or percentage of debentures and common stock that the selling security holder will hold upon the termination of any particular offering. Please refer to the “Plan of Distribution” beginning on page 64 of the prospectus. The information presented assumes that all of the selling security holders will fully convert the debentures for cash and shares of our common stock, and that the selling security holders will sell all shares of our common stock that they receive pursuant to such conversion.
(b)	Includes shares of our common stock issuable upon conversion of the debentures.

(c)	The number of shares of our common stock issuable upon conversion of the debentures is calculated assuming (i) the debentures are worth $345,000,000 at the time of conversion, with the $172,500,000 principal amount paid in cash and the remaining $172,500,000 paid in shares of our common stock, and (ii) the conversion of the full amount of debentures held by the selling security holders at the initial conversion price of $33.79, which corresponds to the initial conversion rate of 29.5972 shares per $1,000 principal amount of the debentures. The number of shares of our common stock to be offered using this prospectus may increase or decrease from time to time. Fractional shares will not be issued upon conversion of the debentures. Instead, we will pay cash in lieu of fractional shares, if any.

(d)	This selling security holder has identified itself as a registered broker-dealer and, accordingly, it is deemed to be, under the interpretations of the SEC, an “underwriter” within the meaning of the Securities Act. Please see “Plan of Distribution” for required disclosure regarding this selling security holder.

(1)	The securities reflected in this row as being offered are in addition to the securities reflected in our prospectus filed March 7, 2006 as being offered by this selling security holder. CQS Convertible and Quantitative Strategies Feeder Fund Limited is the controlling entity of CQS Convertible and Quantitative Strategies Master Fund Limited. The directors of CQS Convertible and Quantitative Strategies Feeder Fund Limited, Alan Smith, Blair Gauld, Dennis Hunter, Kate Bodden, Jim Rodgens and Gary Trekion, share voting and investment power over the securities held by CQS Convertible and Quantitative Strategies Master Fund Limited.

(2)	Loeb Partners Corporation is a wholly owned subsidiary of Loeb Holding Corporation, which is controlled by Thomas L. Kempner.
The amended table is based solely on the most current information provided to us by the selling security holders named above. This selling security holder has not, within the past three years, held any position or office with us or any of our predecessors or affiliates or had any other material relationship with us or any of our predecessors or affiliates.
PLAN OF DISTRIBUTION
The selling security holders and any underwriters, broker-dealers or agents who participate in the distribution of the debentures and the common stock issuable upon conversion of the debentures may be deemed to be “underwriters” within the meaning of the Securities Act. As a result, any profits on the sale of the debentures and the common stock issuable upon conversion of the debentures by selling security holders and any discounts, concessions or commissions received by any such broker-dealers or agents may be deemed to be “underwriting discounts” within the meaning of the Securities Act. Selling security holders who are deemed to be underwriters might be subject to certain statutory liabilities under the Securities Act and the Securities Exchange Act. In addition, underwriters will be subject to prospectus delivery requirements of the Securities Act. Selling security holders CIBC World Markets, CSS, LLC, Wachovia Securities International Ltd. and Loeb Partners Corporation have identified themselves as registered broker-dealers. Accordingly, each is deemed to be, under the interpretations of the SEC, an “underwriter” within the meaning of the Securities Act. For details about the amount of debentures and number of shares of common stock beneficially owned and being offered by these selling security holders, see the table under “Selling Security Holders” beginning on page 24 of the prospectus and the table under “Selling Security Holders” in this prospectus supplement.